CREDIT SUISSE

                                                        March 22, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Notice of Disclosure filed in Exchange Act Annual Report under Section 219 of the Iran
Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Credit Suisse Group AG and Credit Suisse AG have made disclosure pursuant to those provisions in their Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 22, 2013. Such disclosure is located on page 148 of the Annual Report on Form 20-F and is incorporated by reference herein.

Very truly yours,

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG

By:  /s/ Christian Schmid
Christian Schmid
Managing Director

By: /s/ Claude Jehle
Claude Jehle
Director